

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2017

Geoffrey Kempler
Chairman and Chief Executive Officer
Prana Biotechnology Limited
ABN 37 080 699 065
Level 3, 460 Bourke Street
Melbourne, Victoria 3000 Australia

> **Re: Prana Biotechnology Limited**
> **Registration Statement on Form F-3**
> **Filed October 10, 2017**
> **File No. 333-220886**

Dear Mr. Kempler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Steven J. Glusband, Esq.